UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2) *

POLARITYTE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

731094108
(CUSIP Number)

Michael Brauser
3164 NE 31 Avenue
Lighthouse Point, FL 33064
561.757.4098

With a Copy to:

Michael Francis, Esq.
Akerman LLP
350 East Las Olas Blvd., Suite 1600
Fort Lauderdale, Florida 33301
305.982.5581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  X.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
X
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
464,005
	8	SHARED VOTING POWER
1,242,742
	9	SOLE DISPOSITIVE POWER
464,005
	10	SHARED DISPOSITIVE POWER
1,242,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,706,747(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 464,005 shares of common stock of the Issuer held by Michael Brauser, (ii) 591,945 shares of common stock held by Grander Holdings, Inc. 401K, (iii) 595,996 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety (“TBE”), (iv) 14,533 shares of common stock held by Betsy & Michael Brauser Charitable Family Foundation, (v) 30,268 shares held by BSIG, LLC and (vi) 10,000 held by Greenstone Capital, LLC. Mr. Brauser is the trustee of Grander Holdings, Inc. 401K and Chairman of Betsy & Michael Brauser Charitable Family Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Brauser is manager of BSIG, LLC and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Mr. Brauser owns 90% of the membership interests in Greenstone Capital, LLC and in such capacity is deemed to hold indirect voting and dispositive power over the securities held by such entity. Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by TBE. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael & Betsy Brauser Tenants by Entirety
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
595,996
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
595,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
595,996 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by Michael & Betsy Brauser Tenants by Entirety. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Grander Holdings, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
591,945(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
591,945(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,945(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
EP

(1)
Mr. Brauser is the trustee of Grander Holdings, Inc. 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betsy & Michael Brauser Charitable Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,533 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,533 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,533 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Brauser is the Chairman of Betsy & Michael Brauser Charitable Family Foundation and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BSIG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
30,268 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
30,268 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,268 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IV

(1)
Michael Brauser is the manager of BSIG, LLC and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenstone Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IV

(1)
Michael Brauser owns 90% of the membership interests in Greenstone Capital, LLC and in such capacity is deemed to hold indirect voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter T. Benz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,500
	8	SHARED VOTING POWER
132,499 (1)
	9	SOLE DISPOSITIVE POWER
85,500
	10	SHARED DISPOSITIVE POWER
132,499 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,999 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes (i) 125,499 shares of common stock of the Issuer held by BiCoastal Consulting Corp. Defined Benefit Plan and (ii) 7,000 shares of common stock held by BiCoastal Consulting Corp 401-K. Mr. Benz is the trustee of both BiCoastal Consulting Corp. Defined Benefit Plan and BiCoastal Consulting Corp 401-K and is deemed to hold voting and dispositive power over the securities held by such entities.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BiCoastal Consulting Corp. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
194,000(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
194,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
EP

(1)
Mr. Benz is the trustee of BiCoastal Consulting Corp. Defined Benefit Plan and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BiCoastal Consulting Corp 401-K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05% (based on 38,740,704 shares issued and outstanding as of June 30, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Benz is the trustee of BiCoastal Consulting Corp 401-K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

This Amendment No. 2 amends the Schedule 13D filed on May 18, 2020 as amended by Amendment No. 1 thereto on May 20, 2020 (collectively the “Schedule 13D”) and relates to the common stock, par value $0.001 per share of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 123 Wright Brothers Drive, Salt Lake City, Utah 84116. The Schedule 13D is being field due to termination, effective August 3, 2020, of the “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 previously formed by the Reporting Persons. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

On May 18, 2020, counsel for Michael Brauser and Peter Benz (the “Stockholders”) delivered a letter to the board of directors (the “Board”) of the Issuer, pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “Demand Letter”). Effective August 3, 2020, the Stockholders are no longer pursuing the request stated in the Demand Letter and in connection therewith, have terminated their “group.”

Item 5.    Interest in Securities of the Issuer

(e)
Concurrently with the execution and filing of this Amendment No. 2, the Reporting Persons are terminating the Joint Filing Agreement dated May 18, 2020, filed as Exhibit 99.1 to the original Schedule 13D filed May 18, 2020, due to the termination of the “group” formed by the Reporting Persons the result of which is that the Reporting Persons holds less than 5% of the Issuer’s outstanding shares of common stock. The Brauser Entities collectively hold less than 5% of the Issuer’s outstanding shares of common stock. The Benz Entities collectively hold less than 5% of the Issuer’s outstanding shares of common stock.

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Concurrently with the execution and filing of this Amendment No. 2, the Reporting Persons terminate their agreement with respect to the Issuer.

Item 7.    Material to be Filed as Exhibits

Exhibit 99.2
Termination of Joint Filing Agreement dated May 18, 2020.

[Signatures on following page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2020

/s/ Michael Brauser
Michael Brauser, individually

BETSY & MICHAEL BRAUSER TENANTS BY ENTIRETY

By: /s/ Michael Brauser
Name: Michael Brauser

By: /s/ Betsy Brauser
Name: Betsy Brauser

GRANDER HOLDINGS, INC. 401K

By: /s/ Michael Brauser
Name: Michael Brauser
Title: Trustee

BETSY & MICHAEL BRAUSER CHARITABLE FAMILY FOUNDATION

By:  /s/ Michael Brauser
Name: Michael Brauser
Title: Director

BSIG, LLC

By:  /s/ Michael Brauser
Name: Michael Brauser
Title: Manager

GREENSTONE CAPITAL, LLC

By:  /s/ Benjamin Brauser
Name: Benjamin Brauser
Title: Manager

/s/ Peter T. Benz
Peter T. Benz, individually

BICOASTAL CONSULTING CORP. DEFINED BENEFIT PLAN

By: /s/ Peter T. Benz
Name: Peter T. Benz
Title: Trustee

BICOASTAL CONSULTING CORP 401-K

By: /s/ Peter T. Benz
Name: Peter T. Benz
Title: Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).